U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

KINGSWAY FINANCIAL SERVICES INC.

(Exact name of Registrant as specified in its charter)

ONTARIO, CANADA

(Province or other jurisdiction of incorporation or organization)

5310 Explorer Drive, Suite 200, Missassauga, Ontario, Canada L4W 5H8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover or Form 20-F or Form 40-F:

Form 20-F  ☐    Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

We are amending our Form 6-K filed on September 12, 2003 to reflect execution of the Independent Auditor’s Report by KPMG LLP as of the date of the report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

KINGSWAY FINANCIAL SERVICES INC.

September 15, 2003	By:	/s/ Shelly S. Gobin
Shelly S. Gobin
Assistant Vice President and
Treasurer